# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WESTERN DIGITAL CORP, CIK 0000106040
CUSIP: 958102105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5601 GREAT OAKS PARKWAY, SAN JOSE, California (CA), 95119
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001418660

## Reporting persons
- MANAGED ACCOUNT ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 18,340,661; shared dispositive power 9,613; aggregate amount beneficially owned 18,350,274 (5.3% of the class)

## Item 1. Issuer
Name of issuer: WESTERN DIGITAL CORP
Address of issuer's principal executive offices: 5601 GREAT OAKS PARKWAY, SAN JOSE, CALIFORNIA, 95119.

## Item 2. Person Filing
Name of person filing: MANAGED ACCOUNT ADVISORS LLC
Address of principal business office or, if none, residence:
101 HUDSON STREET
9TH FLOOR
JERSEY CITY, NJ 07302
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 18,350,274.00
Percent of class: 5.3%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 18,340,661.00
Shared power to dispose or to direct the disposition: 9,613.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MANAGED ACCOUNT ADVISORS LLC: /s/ Andres Ortiz, Authorized Signatory (11/13/2025)